Exhibit 99.1

China Finance Online Reports Second Quarter and First Half 2015 Ended June 30, 2015 Unaudited Financial Results

BEIJING, September 14, 2015 -- China Finance Online Co. Limited ("China Finance Online", or the "Company", "we", "us" or "our") (NASDAQ GS: JRJC), a leading web-based financial services company that provides Chinese retail investors with online access to securities and commodities trading, wealth management products, investment advisory services, as well as financial database and analytics services to institutional customers, today announced its unaudited financial results for the second quarter and first half of 2015 ended June 30, 2015.

Second Quarter 2015 Summaries

•	Net revenues were $23.1 million, beating the guidance of $22.0 million, representing a 12.2% increase year-over-year from $20.6 million in the second quarter of 2014 and a 68.7% increase quarter-over-quarter from $13.7 million in the first quarter of 2015;
•	Revenues from financial information and advisory business, propelled by Live Market Broadcast and iTouGu, were $4.7million, an increase of 90.8% from $2.5 million in the second quarter of 2014 and an increase of 118.2% from $2.2 million in the first quarter of 2015.
•	Gross margin was 78.9% compared with 73.5% in the second quarter for 2014 and 75.0% in the first quarter for 2015;
•	Net income attributable to China Finance Online was $4.1 million, compared with a net loss of $6.4 million in the same quarter of 2014 and a net loss of $1.3 million in the first quarter of 2015.

First Half 2015 Highlights

•	Net revenues were $36.8 million, compared with $43.8 million in the first half of 2014.
•	Gross profit was $28.5 million, compared with $32.9 million in the first half of 2014.

•	Net income attributable to the Company for the first half of 2015 was $2.7 million, compared to a net loss of $8.4 million in the first half of 2014.

Mr. Zhiwei Zhao, Chairman and CEO of China Finance Online stated, "We are encouraged that our business lines registered growth and turned profitability in the second quarter. The volatility and complexity in the Chinese stock market in recent months has triggered higher demand for advisory services. In particular, social-driven stock selection platforms like iTouGu have gained tractions as more and more investors are seeking investment advices in an uncertain macro environment. Meanwhile, our financial portals, our data and trading systems, and our commodities investment company which is in the transition to a high-net-worth asset management company, have all seen progress in user growth and activeness. We are pleased to see our new and traditional business lines working in tandem to create value for our users and members.”

“While growing our top line, we further streamlined our operations and team structure. We are not only turning profitability on the operating line but generating positive cash flow as well. In addition, we exited one of our former investments in an internet company during the second quarter. We will continue to invest in iTouGu and other financial services to help grow member enrollment, increase user engagement and improve user experience.” Mr. Zhao concluded.

Second Quarter 2015 Financial Results

Net revenues for the second quarter of 2015 were $23.1 million, an increase of 12.2% from $20.6 million for the corresponding period in 2014 and an increase of 68.7% from $13.7 million for the preceding period in 2015. The Company's net revenues are categorized under: (a) revenues from financial services, which include brokerage-related and precious metals trading services; (b) revenues from financial information and advisory business, which include subscription services from individual and institutional customers; and (c) revenues from advertising services. During the second quarter of 2015, revenues from financial services, financial information and advisory business and advertising services contributed 73%, 20% and 7% of our net revenues, respectively, compared with 79%, 12% and 8%, respectively, for the corresponding period in 2014.

Revenues from financial services were $16.8 million, an increase of 2.7% from $16.4 million in the second quarter of 2014 and an increase of 76.7% from $9.5 million in the first quarter of 2015. Revenues from financial information and advisory business were $4.7 million, an increase of 90.8% from $2.5 million in the second quarter of 2014 and an increase of 118.2% from $2.2 million in the first quarter of 2015. In May 2015, the company launched a new iTouGu application with thematic portfolios built by advisors. Since then, there are around 1,800 investment advisors began actively mentoring retail investors. Revenues from advertising were $1.5 million, a decrease of 9.8% from $1.7 million in the second quarter of 2014 and a decrease of 24.5% from $2.0 million in the first quarter of 2015.

With the growth of iTouGu application downloads and desktop sign-ups, the total unique member registrations as of today have exceeded 500,000.

Gross profit was $18.3 million, an increase of 20.5% from $15.1 million in the second quarter of 2014 and an increase of 77.6% from $10.3 million in the first quarter of 2015. Gross margin in the second quarter of 2015 was 78.9% compared with 73.5% in the second quarter of 2014 and 75.0% in the first quarter of 2015.

General and administrative ("G&A") expenses were $6.1 million, an increase of 59.0% from $3.8 million in the second quarter of 2014, and an increase of 106.1% from $3.0 million in the first quarter for 2015. The increase of the G&A expenses on both year-over-year and quarter-over-quarter basis were mainly attributable to fair value adjustment related to stock options.

Sales and marketing expenses were $8.8 million, a decrease of 31.3% from $12.9 million in the second quarter of 2014, primarily due to lower headcounts and controlled advertising expenses, and an increase of 8.7% from $8.1 million in the first quarter for 2015.

Research and development expenses were $2.7 million, an increase of 4.4% from $2.6 million in the second quarter of 2014 and a decrease of 4.6% from $2.8 million in the first quarter for 2015. The Company expects to continue to invest in its iTouGu mobile platform to achieve the Company's long term strategic plan of providing retail investors one-stop solutions for their investment needs.

Income from operations was $0.6 million, compared with a loss of $14.1 million in the second quarter of 2014 and a loss of $3.5 million in the first quarter of 2015.

Gain from sale of cost method investment was $4.6 million for the second quarter of 2015.

Net income attributable to China Finance Online was $4.1 million, compared with a net loss of $6.4 million in the second quarter of 2014 and a net loss of $1.3 million in the first quarter of 2015. The increases of net income on both year-over-year and quarter-over-quarter basis were mainly attributable to the improved operating earnings and one-time gain on investment.

Fully diluted earnings per ADS was $0.16 for the second quarter of 2015, compared with a loss of $0.29 for the second quarter of 2014 and a loss of $0.06 for the first quarter of 2015. Basic and diluted weighted average numbers of ADS for the second quarter of 2015 were 22.2 million and 25.1 million, respectively. Each ADS represents five ordinary shares of the Company.

As of June 30, 2015, total cash and cash equivalents were $30.4 million, compared with $32.5 million as of December 31, 2014.

Total shareholders' equity of China Finance Online was $70.1 million as of June 30, 2015, compared with $64.6 million as of December 31, 2014.

First Half 2015 Financial Results

Net revenues for the first half of 2015 was $36.8 million, compared with $43.8 million in the first half of 2014.

Gross profit for the first half of 2015 was $28.5 million, compared with $32.9 million in the first half of 2014.

Net income attributable to the Company for the first half of 2015 was $2.7 million, compared to a net loss of $8.4 million in the first half of 2014.

Fully diluted earnings per ADS was $0.11 for the first half of 2015, compared with a loss of $0.38 for the first half of 2014.

Conference Call Information

The management will host a conference call and a simultaneous webcast on September 14, 2015 at 8:00 p.m. U.S. Eastern Time (September 15, 2015 at 8:00 a.m. Beijing/Hong Kong time). Interested parties may participate in the conference call by dialing the following numbers approximately five minutes before the call starts.

US: 1-800-742-9301
Hong Kong: 800-906-648
Singapore: 800-616-2313
China: 800-870-0210/400-120-3170
Conference: ID: 38798144

A replay of the conference call will be available shortly after the conclusion of the event through 9:59 a.m. Eastern Time on September 21, 2015. The dial-in details for the replay are:

US: 1-855-452-5696
Hong Kong: 800-963-117
Singapore: 800-616-2305
China: 800-870-0206/400-602-2065
Conference ID: 38798144

A live and archived webcast of the conference call will also be available at the Company's investor relations website at http://edge.media-server.com/m/p/jz6pnoev

About China Finance Online

China Finance Online Co. Limited is a leading web-based financial services company that provides Chinese retail investors with online access to securities and commodities trading services, wealth management products, securities investment advisory services. The Company's two prominent flagship portal sites, www.jrj.com and www.stockstar.com, are ranked among the top financial websites in China. In addition to the web-based securities trading platform, the Company offers basic financial software, information services and securities investment advisory services to retail investors in China. Through its subsidiary, Shenzhen Genius Information Technology Co. Ltd., the Company provides financial database and analytics to institutional customers including domestic financial, research, academic and regulatory institutions. China Finance Online also provides brokerage services in Hong Kong.

Safe Harbor Statement

This press release contains forward-looking statements which constitute "forward-looking" statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. The statements contained herein reflect management's current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could cause the actual results to differ materially from those in the forward-looking statements, all of which are difficult to predict and many of which are beyond the control of the Company. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, this release contains the following forward-looking statements regarding:

•	our prospect and our ability to attract and continue to develop iTouGu;
•	our prospect on building a comprehensive wealth management ecosystem through providing a fully-integrated online communication and securities-trading platform;
•	our prospect on stabilization in cash attrition and improvement of our financial position;
•	our initiatives to address customers' demand for intuitive online investment platforms and alternative investment opportunities; and
•	the market prospect of the business of securities-trading, securities investment advisory and wealth management.

Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements, which risk factors and uncertainties include, amongst others, the changing customer needs, regulatory environment and market condition that we are subject to; the uneven condition of the world and Chinese economy that could lead to volatility in the equity markets and affect our operating results in the coming quarters; the impact of the changing conditions of the mainland Chinese stock market, Hong Kong stock market and global financial market on our future performance; the unpredictability of our strategic transformation and growth of new businesses, including our precious metal trading service; the prospect of our margin-related business and the degree to which our implementation of margin account screening and ongoing monitoring will yield successful outcome; the degree to which our strategic collaborations with partners will yield successful outcome; the prospect for China's high-net-worth and middle-class households; the prospect of equipping our customer specialists with new technology, tools and financial knowledge; wavering investor confidence that could impact our business; and possible non-cash goodwill, intangible assets and investment impairment may adversely affect our net income. Further information regarding these and other risks is included in the Company's filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F under "Forward-Looking Information" and "Risk Factors". The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

China Finance Online Co. Limited
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars)
	Jun. 30, 2015	Dec. 31, 2014
Assets
Current assets:
Cash and cash equivalents	30,369	32,538
Restricted cash	5	5
Trust bank balances held on behalf of customers	15,480	11,922
Accounts receivable, net - others	13,654	12,886
Accounts receivable, net - margin clients	3,249	1,699
Loan receivable	9,141	10,296
Consideration Receivable	13,413	13,401
Short-term investments	42	-
Prepaid expenses and other current assets	5,887	8,539
Deferred tax assets, current	505	926
Total current assets	91,745	92,212
Long-term investments, net	400	1,218
Property and equipment, net	4,923	4,863
Acquired intangible assets, net	2,042	2,185
Rental deposits	1,529	1,388
Goodwill	7,116	7,090
Deferred tax assets, non-current	53	72
Other deposits	7,943	4,874
Total assets	115,751	113,902

Liabilities and equity
Current liabilities:
Deferred revenue, current (including deferred revenue, current of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $3,884 and $2,954 as of June 30, 2015 and December 31,2014, respectively)	5,561	4,936
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $9,730 and $6,179 as of June 30, 2015 and December 31, 2014, respectively)	11,782	8,837
Amount due to customers for trust bank balances held on behalf of customers (including amount due to customers for trust bank balances held on behalf of customers of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $281 and $399 as of June 30, 2015 and December 31, 2014, respectively)	15,480	11,922
Accounts payable (including accounts payable of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $1,151 and $1,887 as of June 30, 2015 and December 31, 2014, respectively)	2,981	9,852
Deferred tax liabilities, current (including deferred tax liabilities, current of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $468 and $578 as of June 30, 2015 and December 31, 2014, respectively)	470	580
Income taxes payable (including income taxes payable of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $92 and $301 as of June 30, 2015 and December 31,2014, respectively)	92	314
Total current liabilities	36,366	36,441
Deferred revenue, non-current (including deferred revenue, non-current of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $282 and $353 as of June 30, 2015 and December 31,2014, respectively)	1,108	1,373
Deferred tax liabilities, non-current (including deferred tax liabilities, non-current of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $510 and $546 as of June 30, 2015 and December 31, 2014, respectively)	510	546
Total liabilities	37,984	38,360
Noncontrolling interests	7,648	10,926
Total China Finance Online Co. Limited Shareholders' equity	70,119	64,616
Total liabilities and equity	115,751	113,902

China Finance Online Co. Limited
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in thousands of U.S. dollars, except share and ADS related data)
	Three months ended			Six months ended
	Jun. 30, 2015	Jun. 30, 2014	Mar. 31, 2015	Jun. 30, 2015	Jun. 30, 2014
Net revenues	23,115	20,599	13,701	36,816	43,778
Cost of revenues	(4,867)	(5,461)	(3,424)	(8,291)	(10,849)
Gross profit	18,248	15,138	10,277	28,525	32,929
Operating expenses
General and administrative(includes share-based compensation expenses of $2,619, $691, $49, $2,668 and $1,197, respectively)	(6,102)	(3,837)	(2,961)	(9,063)	(7,876)
Sales and marketing (includes share-based compensation expenses of $14, $7, $28, $42 and $13, respectively)	(8,845)	(12,880)	(8,138)	(16,983)	(24,968)
Product development (includes share-based compensation expenses of nil, $22, $79, $79 and $44, respectively)	(2,693)	(2,580)	(2,824)	(5,517)	(5,136)
Loss from impairment of intangible assets	-	(1,802)	-	-	(1,802)
Loss from impairment of goodwill	-	(8,150)	-	-	(8,150)

Total operating expenses	(17,640)	(29,249)	(13,923)	(31,563)	(47,932)
Government subsidies	-	36	99	99	284
Income (loss) from operations	608	(14,075)	(3,547)	(2,939)	(14,719)
Interest income	43	1,056	1,200	1,243	1,884
Interest expense	-	(8)	-	-	(10)
Short-term investment income (loss), net	34	19	33	67	(16)
Gain from sale of cost method investment	4,648	-	-	4,648	-
Loss from equity method investment	(9)	-	-	(9)	-
Other income (loss), net	(74)	564	(315)	(389)	580
Exchange gain (loss), net	80	(37)	(65)	15	(190)

Income (loss) before income tax benefits (expenses)	5,330	(12,481)	(2,694)	2,636	(12,471)
Income tax benefits (expenses)	312	57	(716)	(404)	(388)

Net income (loss)	5,642	(12,424)	(3,410)	2,232	(12,859)
Less: Net income (loss) attributable to the noncontrolling interest	1,570	(6,034)	(2,073)	(503)	(4,483)
Net income (loss) attributable to China Finance Online Co. Limited	4,072	(6,390)	(1,337)	2,735	(8,376)

Net income (loss)	5,642	(12,424)	(3,410)	2,232	(12,859)
Changes in foreign currency translation adjustment	181	7	106	287	(446)
Net unrealized gain on available-for-sale securities, net of tax effects of $(1), nil, $1, nil and nil respectively	(2)	-	2	-	-
Other comprehensive income (loss), net of tax	179	7	108	287	(446)
Comprehensive income (loss)	5,821	(12,417)	(3,302)	2,519	(13,305)
Less: comprehensive income (loss) attributable to noncontrolling interest	1,570	(6,034)	(2,073)	(503)	(4,483)
Comprehensive income (loss)attributable to China Finance Online Co. Limited	4,251	(6,383)	(1,229)	3,022	(8,822)

Net income (loss) per share attributable to China Finance Online Co. Limited
Basic	0.04	(0.06)	(0.01)	0.02	(0.08)
Diluted	0.03	(0.06)	(0.01)	0.02	(0.08)
Net income (loss) per ADS attributable to China Finance Online Co. Limited
Basic	0.18	(0.29)	(0.06)	0.12	(0.38)
Diluted	0.16	(0.29)	(0.06)	0.11	(0.38)
Weighted average ordinary shares
Basic	111,031,161	109,216,351	110,673,397	110,853,266	109,215,334
Diluted	125,714,306	109,216,351	110,673,397	125,216,585	109,215,334
Weighted average ADSs
Basic	22,206,232	21,843,270	22,134,679	22,170,653	21,843,067
Diluted	25,142,861	21,843,270	22,134,679	25,043,317	21,843,067